August 20, 2013

VIA Edgar

Ms. Jennifer Thompson
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:	CORRESP
USA Synthetic Fuel Corporation
Item 4.02(a) Form 8-K
Filed August 14, 2013
File No.: 000-54044

Dear Ms. Thompson:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 15, 2013 (the “SEC Comment Letter”) regarding our Current Report on Form 8-K filed on August 14, 2013 by USA Synthetic Fuel Corporation (the “Company”).   Concurrently herewith, the Company is filing with the Commission Amendment Number 1 (“Amendment No. 1”) to the above referenced Current Report on Form 8-K.  The changes made in the Form 8-K are in response to the Staff’s comments as set forth in the SEC Comment Letter.  To facilitate the Staff’s review, the Company is also transmitting to the Commission hard copies of Amendment No. 1 to Form 8-K, one a clean copy and one a copy of which has been marked to show all changes made in response to the Staff’s comments.

The response set forth below contains the Staff’s comments in total, set off in bold type.  All factual representations in this letter are based upon information known to us.  Capitalized terms not otherwise defined herein have the meanings given to them in the amendments

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Item 4.02 (a) Form 8-K filed August 14, 2013

1. Please amend the filing to include a statement indicating whether your audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters you disclosed in this Form 8-K. Please refer to Item 4.02 (a)(3) of Form 8-K.

Response: We note the Staff’s Comments.  We will amend Item 4.02(a) of our Form 8-K filed on August 14, 2013 to include the following disclosure:

“The Chief Executive Officer and Chief Financial Officer of the Company, as directed and authorized by the Audit Committee of the Board of Directors, discussed the matters disclosed in this Form 8-K with our independent accountant.”

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As President & CEO of USA Synthetic Fuel Corporation (the "Company"), I hereby confirm and acknowledge the following statement on behalf of the Company:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions regarding the foregoing should be directed to the undersigned at (513) 762-7870.  Thank you very much for your assistance with this matter.

Very truly yours,

/s/ Dr. Steven C. Vick
Dr. Steven C.  Vick
President and Chief Executive Officer
USA Synthetic Fuel Corporation